NEWS RELEASE No. 06-07

April 26, 2007

ASX Symbol - AGY

Musongati Nickel Deposit

Argosy Minerals Inc. previously announced an important visit to Burundi with a delegation of corporate and technical advisers.  During this trip, Argosy representatives met with senior members of the Burundian government in relation to the Musongati nickel deposit, held by its wholly-owned subsidiary Andover Resources pursuant to an existing Mining Convention.

The efforts in Burundi included a visit to the Musongati site where the technical advisers examined the core storage facilities and existing sampling shaft on the Buhinda deposit.

Argosy is pleased with the discussions, which addressed the best way forward to complete exploration and feasibility studies on the deposit.

Discussions remain ongoing and at this stage it would be premature to speculate on the outcome.

Andover is now taking steps to re-open its office in Bujumbura, the Burundian capital.  This will be an important move for Andover in re-building its presence within Burundi.

ON BEHALF OF THE BOARD

Peter H Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, Chief Executive Officer	Malcolm K Smartt, Company Secretary
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: mal.smartt@argosyminerals.com.au

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.